Exhibit 1

INCREDIMAIL REPORTS RECORD REVENUES FOR 2008

CEO Reiterates 2009 Guidance for Growth; $25 Million top-line and $5 Million EBITDA

Board of Directors Initiates Annual Performance-based Dividend Program

TEL AVIV, ISRAEL – March 12, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today reported record financial results for the fourth quarter and the year ended December 31, 2008.

Total revenue for the fourth quarter of 2008 rose 13% to $6.1 million, from $5.4 million in the same quarter in 2007. Net income for the fourth quarter 2008 was $4.4 million, or $0.47 per diluted share, compared to a net loss of $4.5 million, or ($0.47) per diluted share from the same period last year. Non-GAAP net income in the fourth quarter of 2008 was $0. 6 million, or $0.06 per diluted share, compared to $0.9 million, or $0.09 per diluted share, from the same period last year.

Revenue for full-year 2008 climbed 17% to $21.9 million from $18.7 million in 2007. The increase in revenues resulted from a 50% year-over-year increase in search-related revenues which reached $11.7 million in 2008, while product and subscription sales remained stable. Net income for 2008 was $4.4 million, or $0.46 per diluted share, compared to a net loss of $2.8 million, or ($0.29) per diluted share in 2007. Non-GAAP net income in 2008 was $2.1 million, or $0.22 per diluted share, compared to $3.2 million, or $0.34 per diluted share, in 2007.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “2008 was another good year for IncrediMail despite the extremely challenging global market and fourth-quarter slowdown. Our top line growth for both periods were the best ever in Company’s history as we increased the number of registered downloads of our products and successfully monetized new users as part of our Search initiatives.

“During the year, we increased our investment in media buying, which was designed to promote downloads of IncrediMail Xe, and to ‘jump-start’ the viral marketing of HiYo, our free add-on that provides users with tons of cool graphics for use with instant messaging. Our efforts did very well and within six-months of its introduction, HiYo accumulated over 3 million registered downloads, and has continued to climb virally since.

“We also re-focused our business strategy and initiated several organizational changes to focus more on the lucrative search engine business. Also, to accommodate for these trouble times, we have scaled back on several projects, reduced our head count and operational expenses. As a result of these streamlining efforts, we believe we have emerged as a leaner, more efficient and focused operation.

The current business model, strategy and outlook for 2009 are very clear and positive. We are in trying times that clearly affect us; however, we continue to believe we shall meet our previously issued guidance of continued top-line growth, reaching $25 million revenues and $5.0 million EBITDA for fiscal year 2009.”

Gross profit increased 19% to $20.1 million in 2008 from $16.9 million reported last year, with the gross profit margin widening to 92% in 2008. The increase in the gross profit margin is attributable to the growing portion of revenues from the search business, which is characterized by higher profit margins than that of software sales.

Total operating expenses for 2008 were $19.9 million up $5.2 million, or 36%, compared to $14.7 million in 2007. Approximately 40% of the increase in operating expenses resulted from the Company’s investment in planned media buying expenses, totaling $3.5 million in 2008, compared to $1.4 million in 2007.

R&D expense increased to $7.6 million in 2008 from $6.1 million in 2007, up 24%. The increase facilitated the release of new products, as well as updated versions of existing products. With the release of these new and enhanced products, R&D expenses are expected to decrease in 2009.

In early 2008, the Company updated its strategy, focusing on the search business. As a result, reorganization costs were approximately $1.2 million in 2008, comprised primarily of compensation and termination benefits, and the write-down of software acquired and developed.

Operating income in 2008 was $0.2 compared to $2.3 million in 2007. The decrease resulted from the increase in R&D, media buying and reorganization expenses. With the reorganization completed, and the goals for media buying met, enabling us to significantly reduce these expenses, the Company continues to expect EBIDTA in excess of $5.0 million in 2009, as previously announced.

Financial income in 2008 was $4.5 million, comprised of $4.8 million income from the sale of our Auction Rate Security investment in the fourth quarter of 2008, previously written-off in the fourth quarter of 2007 and partially offset by the negative returns on our investment portfolio.

The Board and management have determined that the Company’s interest for enhancing shareholder value is best served by instituting a dividend policy whereby at least 50% of annual net income will be paid out as a dividend beginning with the Net Income for 2009. Declaring and issuing the dividend will be subject to the Board’s review of the Company’s financial conditions at the time.

“We remain intently focused on supporting our search business and will continue to develop products and add-ons to help drive the success of our search business. We are combining that focus with a sharp eye on our cost structure to assure that we meet shareholders’ expectations,” said Mr. Ofer Adler. “I would like to thank my over 100 co-workers for their continued effort and contribution to the growth of our company, and acknowledge our strong partnership with both Google and InfoSpace, which continue to be a key part of our business.”

Conference Call
IncrediMail will host a conference call to discuss the results today, March 12th at 10:00 AM EST. We invite all those interested in participating in the call to dial 1-(888)-723-3163. Callers from Israel may access the call by dialing (03) 918-0650. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, depreciation and amortization. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail’s Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com

– Tables Follow –

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31, 2008	December 31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,835	$4,611
Short-term bank deposits	-	1,000
Marketable securities	18,790	17,811
Trade receivables	2,194	1,993
Deferred taxes	362	368
Other receivables and prepaid expenses	4,941	2,017

Total current assets	34,122	27,800

LONG-TERM ASSETS:
Severance pay fund	955	1,037
Deferred taxes	328	92
Other long-term assets	619	740
Property and equipment, net	1,478	1,808
Goodwill	-	125
Other intangible assets, net	149	164

Total long-term assets	3,529	3,966

Total assets	$37,651	$31,766

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,948	$1,546
Deferred revenues	2,605	3,254
Accrued expenses and other liabilities	4,426	3,244

Total current liabilities	8,979	8,044

LONG-TERM LIABILITIES:
Deferred revenues	1,743	1,559
Accrued severance pay	1,385	1,392

Total long-term liabilities	3,128	2,951

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,271,159 and 9,475,943 at December
31, 2008 and 2007, respectively	25,544	20,771

Total liabilities and shareholders' equity	$37,651	$31,766

INCREDIMAIL LTD.
STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Revenues	$6,067	$5,358	$21,906	$18,675
Cost of revenues	424	570	1,795	1,740

Gross profit	5,643	4,788	20,111	16,935

Operating expenses:
Research and development	1,775	1,999	7,589	6,125
Selling and marketing	2,529	1,397	7,343	4,682
General and administrative	962	1,006	3,806	3,693
Goodwill impairment and
reorganization expenses	409	163	1,153	163

Total operating expenses	5,675	4,565	19,891	14,663

Operating income (loss)	(32)	223	220	2,272
Financial income (expense), net	4,509	(4,593)	4,494	(3,641)

Income (loss) before taxes on income	4,477	(4,370)	4,714	(1,369)
Taxes on income	100	172	289	1,393

Net income (loss)	$4,377	$(4,542)	$4,425	$(2,762)

Net earnings per Ordinary share:
Basic	$0.47	$(0.47)	$0.47	$(0.29)

Diluted	$0.47	$(0.47)	$0.46	$(0.29)

Diluted weighted number of shares (in
thousands)	9,365	9,622	9,516	9,443

RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP net income	$4,377	$(4,542)	$4,425	$(2,762)
Impairment (sale) of marketable security	(4,772)	4,900	(4,772)	4,900
Impairment and reorganization expenses	702	299	1,447	299
Stock based compensation	248	232	1,030	769

Non-GAAP net income	$555	$889	$2, 130	$3,206

Non-GAAP net earnings per share:
Basic	$0.06	$0.10	$0.23	$0.34

Diluted	$0.06	$0.09	$0.22	$0.34